Exhibit 99.1

SCHEDULE 1

Name of Reporting Person	Date of Transaction	Transaction (Purchase or Sale)	Number of Securities	Price Per Share ($)

Dere Construction	February 4, 2025	Purchase	49,000	$1.59(1)

Dere Construction	February 20, 2025	Purchase	66,000	$1.44(2)

Dere Construction	February 21, 2025	Purchase	22,000	$1.42(3)

Dere Construction	February 24, 2025	Purchase	80,000	$1.52(4)

Dere Construction	February 26, 2025	Purchase	10,000	$1.25

(1)	Reflects the average purchase price. The range of prices for such transaction is $1.56 to $1.60
(2)	Reflects the average purchase price. The range of prices for such transaction is $1.42 to $1.48.
(3)	Reflects the average purchase price. The range of prices for such transaction is $1.38 to $1.44.
(4)	Reflects the average purchase price. The range of prices for such transaction is $1.47 to $1.63.